# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VisionWave Holdings, Inc., CIK 0002038439
CUSIP: 927950105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 300 Delaware Ave. Suite 310 #301, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002064899

## Reporting persons
- Blade Ranger Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 1,800,000; shared voting power 0; sole dispositive power 1,800,000; shared dispositive power 0; aggregate amount beneficially owned 1,800,000 (9.99% of the class)
  Comment: (Row 1) A special committee (the "Special Committee"), comprised of the Chairman of the Board of Directors of Blade Ranger Ltd. ("Blade"), the controlling shareholder of Blade and the Chief Executive Officer of Blade, has power to vote and/or dispose of the shares of Common Stock, par value $0.01 per share (the "Shares"), of VisionWave Holdings, Inc. (the "Issuer") beneficially owned by Blade. A majority vote of members of the Special Committee is required for any action in connection with the Shares held by Blade, and no single member has a veto right. Each of the members of the Special Committee disclaims beneficial ownership of the Shares held by Blade.
  
  (Row 5) As of December 15, 2025, Blade is the beneficial owner of 1,800,000 Shares consisting of (i) 1,500,000 Shares; and (ii) pre-funded warrants to purchase up to 300,000 Shares exercisable within 60 days of December 15, 2025, which are subject to a beneficial ownership limitation of 9.99% of the Issuer's issued and outstanding shares of Common Stock.
  
  (Row 11) Based on a total of 16,516,603 shares of Common Stock, outstanding as of December 29, 2025, as reported by the Issuer to the Reporting Persons (as defined below).

## Item 1. Issuer
Name of issuer: VisionWave Holdings, Inc.
Address of issuer's principal executive offices: 300 Delaware Ave. Suite 310 #301, Wilmington, Delaware, 19801

## Item 2. Person Filing
Name of person filing: Blade Ranger Ltd.
Address of principal business office or, if none, residence: Hayasmin 1st Ramat Efal, Ramat Gan, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,800,000 Shares consisting of (i) 1,500,000 Shares; and (ii) pre-funded warrants to purchase up to 300,000 Shares exercisable within 60 days of December 15, 2025, which are subject to a beneficial ownership limitation of 9.99% of the Issuer's issued and outstanding shares of Common Stock.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,800,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blade Ranger Ltd.: /s/ Shmuel Yannay, Shmuel Yannay, CEO and Director (12/31/2025)
- Blade Ranger Ltd.: /s/ Hagay Climor, Hagay Climor, Executive Chairman (12/31/2025)